Exhibit 16.1

KPMG Audit Limited
Crown House 4 Par-la-Ville Road Hamilton HM 08 Bermuda	Mailing Address: P.O. Box HM 906 Hamilton HM DX Bermuda

	Telephone Fax Internet	+1 441 295 5063 +1 441 295 9132 www.kpmg.bm

Securities and Exchange Commission

Washington, D.C. 20549

March 26, 2018

Ladies and Gentlemen:

We were previously principal accountants for SELLAS Life Sciences Group Ltd and, under the date of September 22, 2017, we reported on the consolidated financial statements of SELLAS Life Sciences Group Ltd. as of and for the years ended December 31, 2016 and 2015. We were advised of our dismissal by SELLAS Life Sciences, Inc. on March 11, 2018. We have read SELLAS Life Sciences Group. Inc.’s statements included under Item 4.01 of its Form 8-K dated March 12, 2018, and we do not agree with such statements because:

•	Our report on the consolidated financial statements of SELLAS Life Sciences Group Ltd as of and for the years ended December 31, 2016 and 2015 contained a separate paragraph stating that “the Company has suffered recurring net losses since its inception and has an accumulated deficit of $30.4 million that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.” This letter should not be regarded as in any way updating the aforementioned report or representing that we performed any procedures subsequent to the date of such report.

•	We advised SELLAS Life Sciences Group Ltd. that it has a material weakness in its internal control over financial reporting due to its lack of sufficient management and personnel with appropriate expertise in GAAP and SEC rules and regulations with respect to financial reporting.

We are not in a position to agree or disagree with SELLAS Life Sciences, Inc.’s statement that the change was approved by the audit committee of the board of directors of the company.

Very truly yours

KPMG Audit Limited

© 2018 KPMG Audit Limited, a Bermuda limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

All rights reserved.